FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
                         420 Lexington Avenue, Suite 518
                               New York, NY 10170





                                                              June 20, 2005


BY FACSIMILE TRANSMISSION (202) 772-9205
----------------------------------------
Ms. Cheryl Grant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                Re: Fusion Telecommunications International, Inc.
                    Registration Statement on Form S-1 originally filed on April 20, 2005
                    File No.: 333-124206
                    ------------------------------------------------------

Dear Ms. Grant:

          Fusion Telecommunications International, Inc. (the "Company") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Tuesday June 21, 2005, or as soon thereafter as practicable.

          In connection with our request, we acknowledge the following:

               o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

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United States Securities and Exchange Commission
June 20, 2005
Page 2



          Thank you in advance for your attention to this matter.

                           Very truly yours,

                           FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.


                           By: /s/ Matthew Rosen
                               -----------------
                           Name: Matthew Rosen
                           Title: President and Chief Operating Officer